Exhibit 12.1

Cargill Fertilizer Businesses

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	Three Months Ended August 31,		Years Ended May 31
	2004	2003	2004	2003	2002	2001	2000
Fixed Charges:
Interest Charges	7.6	8.3	29.2	41.2	42.8	46.7	39.7
Interest Portion of rental expenses	2.4	1.8	8.1	6.5	5.7	5.0	5.7
Preferred stock dividend requirements	—	—	—	—	—	—	—

Total fixed charges	10.0	10.1	37.3	47.7	48.5	51.7	45.4

Earnings:
Earnings (loss) from continuing operations before minority interest	41.3	4.8	44.6	7.0	23.4	(63.5)	55.8
Distributed Income of equity Investees	17.8	6.3	36.9	10.8	2.4	2.0	8.4
Interest Charges	7.6	8.3	29.2	41.2	42.8	46.7	39.7
Interest portion of rental expenses	2.4	1.8	8.1	6.5	5.7	5.0	5.7
Preferred stock dividend requirements	—	—	—	—	—	—	—

Sub-total	69.1	21.2	118.8	65.5	74.3	(9.8)	109.6
Less: Preferred stock dividend requirements	—	—	—	—	—	—	—

Total earnings (loss)	69.1	21.2	118.8	65.5	74.3	(9.8)	109.6

Ratio of earnings to fixed charges and preferred stock dividends	6.9	2.1	3.2	1.4	1.5	(0.2)	2.4

(1)	The Company’s earnings were insufficient to cover fixed charges and preferred stock dividends by $61.5 million for the year ended May 31, 2001.